Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Impact Reality, Inc.
27251 Wesley Chapel Blvd #1192
Wesley Chapel, FL 33544
https://www.impactreality.com

Up to $1,235,000.00 Simple Agreement for Future Equity.
Minimum Target Amount: $20,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Impact Reality, Inc.
Address: 27251 Wesley Chapel Blvd #1192, Wesley Chapel, FL 33544
State of Incorporation: DE
Date Incorporated: December 15, 2023

Terms:

Simple Agreement for Future Equity

Offering Minimum: $20,000.00 of Simple Agreement for Future Equity.
Offering Maximum: $1,235,000.00 of Simple Agreement for Future Equity.
Type of Security Offered: Simple Agreement for Future Equity.
SAFE converts to Crowdfunding Stock when the company raises $1,000,000.00 in a qualified equity financing.
Maturity Date: None
Valuation Cap: $30,000,000.00
Discount: 20.0%
Annual Interest Rate: 0.0%
Minimum Investment Amount (per investor): $500.00

Terms of the underlying Security

Underlying Security Name: Crowdfunding Stock

Voting Rights:
Non-voting, except as required by law

Other Material Rights:

Non-voting, except as required by law.

SAFE converts to Crowdfunding Stock. Crowdfunding Stock shall be the most senior class of equity securities issued by the Company in an Equity Financing, whether Common Stock, Preferred Stock, or another class of equity securities, on the same terms as new investors in such financing. See Exhibit F for additional details. When the Company raises $1,000,000.00 in a qualified equity financing.

Underlying Security Name: Crowdfunding Stock. Crowdfunding Stock shall be the most senior class of equity securities issued by the Company in an Equity Financing, whether Common Stock, Preferred Stock, or another class of equity securities, on the same terms as new investors in such financing. See Exhibit F for additional details.

*Bonus discount subject to adjustment of bonus discounts for StartEngine noteholders. See discount bonus below.

Amount-Based Perks

Tier 1 | $500+

Invest $500+ and receive a special role/badge in Discord.

Tier 2 | $1,000+

Invest $1,000+ and receive everything in Tier 1 plus get the 'Founding Investor' kit, which includes a challenge coin and the Founding Investor Card, which grants you beta tester access to all our games prior to launch. Your name will also be listed on our website as an investor.

Tier 3 | $10,000+

Invest $10,000+ and receive everything in Tiers 1-2, plus your name will be listed in the credits of all future games as a Founding Investor and receive a 3% addition to the base discount.

Tier 4 | $25,000+

Invest $25,000+ and get everything in Tiers 1-3 plus the private video call with the company founders and receive a 5% addition to the base discount.

Time-Based Perks

Early Bird 1 | $5,000+

Invest $5,000+ within the first 2 weeks and receive a 3% addition to the base discount.

Early Bird 2 | $25,000+
Invest $25,000+ within the first 2 weeks and receive a 10% addition to the base discount.

Flash Perk 1 | $1,000+

Invest $1,000+ between days 35 – 40 and receive a 1% addition to the base discount.

Flash Perk 2 | $1,000+

Invest $1,000+ between days 60 – 65 and receive a 1% addition to the base discount.

Flash Perk 3 | $1,000+

Invest $1,000+ between days 85 – 90 and receive a 1% addition to the base discount.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus discounts from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Impact Reality, Inc. will offer a 10% additional discount bonus for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

Eligible StartEngine noteholders will receive a 10% bonus discount on the note in this Offering. For example, this would mean your discount percentage would be 30% instead of 20%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Impact Reality, Inc. is a vertically integrated gaming company with virtual reality at the center of its development, publishing, marketing, and support operations. The Company works across the full lifecycle of a game, from opportunity evaluation and rights negotiation through development, quality assurance, publishing, launch, marketing, community management, and post-launch support.

The Company operates through four complementary business arms: Impact Reality PR & Marketing, Flat2VR Studios, Impact Inked, and Flat2VR Spark. Together, these divisions allow Impact Reality to develop and publish its own titles, support third-party developers, create officially licensed VR adaptations of established games, and apply market insight from its marketing and publishing work to future development decisions.

Impact Reality's strategy focuses on premium VR content, established intellectual property, disciplined title selection, multi-platform distribution, and an expanding portfolio of development and publishing partnerships. The Company has released and supported numerous games, secured platform co-funding from Meta and Google, and built an active pipeline spanning licensed VR adaptations, original VR titles, third-party publishing projects, and selected traditional game releases.

Corporate Structure

Impact Reality, Inc. is a Delaware corporation. The business was originally organized as Impact Reality, LLC, a New York limited liability company formed on November 26, 2022. On March 27, 2024, the LLC converted into a Delaware corporation and changed its name to Impact Reality, Inc.

Impact Reality operates through four complementary business arms, each wholly owned and operated under Impact Reality, Inc.:

Impact Reality PR & Marketing provides public relations, marketing, social media management, community management, creative production, storefront support, and playtesting and quality assurance services through Impact Labs. Its work across a broad portfolio of games also provides the Company with direct insight into audience behavior, platform performance, market trends, and launch conditions.

Flat2VR Studios develops officially licensed VR adaptations of established flat-screen games. Its work includes engine modernization, VR interaction design, performance optimization, platform integration, submission support, and post-launch development. The studio combines technical conversion expertise with design and production work intended to make each title feel natural within VR.

Impact Inked is the Company's publishing label for third-party games. It provides development support where applicable, quality assurance, platform and storefront management, marketing, public relations, community support, distribution, and other publishing services in exchange for publishing rights and negotiated revenue participation.

Flat2VR Spark supports smaller, creator-led VR adaptation projects through a structured evaluation and greenlight process. The initiative connects external developers and conversion teams with official licensing opportunities, development resources, publishing infrastructure, quality assurance, platform support, and aligned revenue-share arrangements.

Flat2VR Studios, Flat2VR Spark, Impact Inked, Impact Reality, and their associated names and logos are owned by Impact Reality, Inc.

Competitors and Industry

Impact Reality operates within the global gaming and immersive entertainment industries, with a primary focus on virtual reality. The Company's activities span game development, licensed adaptation, publishing, marketing, quality assurance, community management, and platform support.

Competition varies across each area of the business. Flat2VR Studios competes with developers and porting studios pursuing opportunities to adapt established games for VR. Impact Inked competes with publishers seeking promising third-party projects and long-term publishing rights. Impact Reality PR & Marketing competes with game-focused marketing firms, public relations agencies, and internal publisher teams. Flat2VR Spark competes for relationships with independent developers, conversion teams, rights holders, and emerging projects.

The Company differentiates itself through the combined capabilities of its four business arms. Its development and publishing teams can draw on direct marketing data, creator relationships, community feedback, quality assurance resources, platform experience, and established relationships with developers and intellectual property holders. This structure allows the Company to evaluate opportunities from technical, creative, commercial, and audience perspectives before committing resources.

Impact Reality has also developed internal tools and workflows designed to accelerate the early stages of VR conversion and optimization. In suitable cases, these systems can reduce work that traditionally requires weeks or months to a matter of days, allowing development teams to devote more time to interaction design, performance, comfort, and production quality. The Company believes that the combination of these tools, its operating structure, and its specialized VR experience gives it a speed and cost advantage over current competitors.

Impact Reality frequently targets established gaming properties with demonstrated audience interest. Familiarity with an intellectual property does not ensure commercial success, but it can provide clearer evidence of demand, improve discoverability, and reduce some of the uncertainty associated with introducing a new property.

Current Stage and Roadmap

Impact Reality is an operating, revenue-generating company with active business lines in game development, publishing, marketing, public relations, quality assurance, and community support. The Company has released multiple titles, established third-party publishing relationships, secured platform co-funding, and built a development and publishing pipeline extending across VR and traditional gaming platforms.

The Company's near-term priorities include completing and launching titles currently in production, expanding its publishing slate through Impact Inked, advancing creator-led projects through Flat2VR Spark, and increasing the number of projects it can support concurrently. It also plans to strengthen its development, quality assurance, operational, and launch-support capacity.

The Company is also evaluating opportunities to extend selected development projects to traditional platforms. Modernizing an older game for VR can involve much of the same engine, rendering, and platform work required for a contemporary flatscreen release. Where appropriate, this shared technical foundation may allow Impact Reality to produce additional versions at a substantially lower incremental development cost than creating them independently.

Over the longer term, the Company intends to pursue additional licensed adaptations of established gaming properties, expand suitable projects across more VR and traditional platforms, grow its third-party publishing portfolio, and support distribution on emerging XR hardware as those platforms become commercially viable.

Future growth will depend on title performance, licensing opportunities, platform relationships, development capacity, access to capital, market conditions, and the Company's ability to select and execute projects successfully. The roadmap reflects the Company's current strategy and may change as individual opportunities, technologies, and commercial conditions develop.

The Team

Officers and Directors

Name: Jasmine Uniza

Jasmine Uniza's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer and Director
  Dates of Service: November, 2022 - Present
  Responsibilities: Jasmine Uniza leads the Company's overall strategy, executive decision-making, organizational direction, and long-term growth. She oversees the direction of Impact Reality's development, publishing, marketing, and guides relationships with platforms, partners, clients, and other stakeholders. Jasmine previously served as a Technical Program Manager at Apple and Oculus and worked as a Mechanical Design Engineer on space robotics and aircraft carrier systems. She also founded VR with Jasmine, a VR-focused media brand with millions of views across major social platforms. She holds a bachelor's degree in Mechanical Engineering, a Program Management Certification, and a Master of Business Administration with an emphasis in Entrepreneurship and Marketing.

Name: Eric Masher

Eric Masher's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer and Director
  Dates of Service: November, 2022 - Present
  Responsibilities: Eric Masher leads business development, strategic partnerships, and key operational initiatives across Impact Reality and Flat2VR Studios. He also oversees the Company's publishing activities, working with developers, publishers, intellectual property holders, hardware manufacturers, and platform partners to identify opportunities, negotiate relationships, and advance projects from evaluation through commercial execution. Before co-founding Impact Reality, Eric served as a Title Advisor to Andromeda Entertainment, where he used his industry network to support publishing opportunities and partnerships. He has successfully exited three previous businesses and founded the Meta Quest XR Facebook group, which has grown to more than 180,000 members.

Name: Harry Skigis

Harry Skigis's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Information Officer and Director

Dates of Service: November, 2022 - Present
Responsibilities: Harry "Skeeva" Skigis oversees the Company's information technology, internal systems, infrastructure, cybersecurity, and technical operations. He supports the distributed organization by maintaining the systems and processes needed for secure communication, collaboration, data management, and business continuity. Harry brings more than 20 years of experience in desktop, network, server, and cloud infrastructure, architecture, and support. Within the XR industry, he previously worked as an LBVR Specialist and Publishing Specialist for SpringboardVR and Vertigo Games. He is also a co-host of the Between Realities VR Podcast, Reality Bytes Tech Podcast and has contributed to UploadVR as a correspondent. He was named to HTC Vive's 2022 list of Top 100 Global VR Influencers and was a finalist in the AIXR VR Awards in 2021 and 2022.

Name: Brian Elliott Tate

Brian Elliott Tate's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Technology Officer, Chief Creative Officer and Director
  Dates of Service: November, 2023 - Present
  Responsibilities: Elliott Tate leads the technical and creative direction of the Company's game development operations. His responsibilities include rendering, performance, optimization, platform integration, technical experimentation, internal development tools, production systems, and the continued improvement of the Company's development pipeline. He also contributes to studio planning, team coordination, project evaluation, and the identification of features that support both product quality and commercial visibility. Elliott founded and led several major VR communities, including Beat Saber Modding (200K+ Discord members) and Flat2VR Modding (160K+ Discord Members), helping grow their combined membership to more than one million people. His background in computer science, community infrastructure, viral marketing, and audience growth has contributed to the launch and expansion of VR titles including Supernatural, Zenith MMO, and Synth Riders.

Name: Shannon McMeel

Shannon McMeel's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: VP of HR & Finance and Principal Accounting Officer
  Dates of Service: June, 2025 - Present
  Responsibilities: Shannon McMeel oversees the Company's accounting, financial operations, reporting, human resources, and related compliance responsibilities. She supports the Company's distributed workforce, helps align people and financial strategies with business objectives, and develops processes intended to support responsible growth.

Other business experience in the past three years:

- Employer: Cyborg Security
  Title: VP of HR & Finance
  Dates of Service: August, 2019 - May, 2024
  Responsibilities: Shannon led the company's finance and human resources functions, including accounting, financial operations, regulatory compliance, employee support, and organizational planning. She worked with company leadership to improve operational efficiency, support growth, and prepare the organization for its acquisition by Intel 471.

Other business experience in the past three years:

- Employer: Intel 471
  Title: Accounting Manager
  Dates of Service: May, 2024 - January, 2025
  Responsibilities: Shannon managed accounting operations and financial reporting during the integration of Cyborg Security following its acquisition by Intel 471.

Name: Natasha Fahey

Natasha Fahey's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: VP of Operations
  Dates of Service: March, 2024 - Present
  Responsibilities: Natasha Fahey leads operational planning and execution across Impact Reality's business arms, including Impact Reality PR & Marketing, Flat2VR Studios, Impact Inked, and Flat2VR Spark. She oversees cross-functional coordination, resource planning, process development, financial planning and analysis, and operational systems intended to help the Company manage a growing portfolio efficiently. Natasha has more than 15 years of experience across technology, gaming, and early-stage companies. She holds a Master of Business Administration with specializations in Finance and Marketing and has worked extensively in operational strategy, financial planning and analysis, organizational development, and the creation of scalable internal processes.

Other business experience in the past three years:

- Employer: For Fun Labs
  Title: VP, Operations
  Dates of Service: September, 2022 - February, 2024
  Responsibilities: Natasha led operations and finance for a growing gaming company, with responsibilities spanning organizational planning, internal processes, financial oversight, and operational support.

Other business experience in the past three years:

- Employer: Adam Bobrow, Inc.
  Title: Advisor
  Dates of Service: February, 2026 - Present
  Responsibilities: Natasha provides strategic guidance related to company direction, planning, and general operations.

Other business experience in the past three years:

- Employer: PingPod, Inc.
  Title: Social Media Lead
  Dates of Service: May, 2024 - May, 2025
  Responsibilities: Natasha worked part time supporting and leading the company's social media team.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be

exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). Advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering SAFEs in the amount of up to $1,235,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of

your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Product Changes and Commercialization Risks
Although the Company has successfully launched multiple commercial VR titles and provides a range of publishing, development, marketing, and related services, future products, titles, or services may be delayed, canceled, or fail to achieve commercial success. The development and publishing of interactive entertainment products involves significant technical, creative, and commercial risks, and there can be no assurance that future releases will be completed on schedule, meet quality expectations, receive platform approval, or achieve meaningful consumer adoption. The Company may also determine that it is in its best interests to delay, modify, or discontinue the development or commercialization of certain products, services, or business initiatives due to changing market conditions, technical challenges, strategic priorities, licensing considerations, or financial factors. Such decisions could result in the loss of development costs, anticipated revenue, or other invested resources. Even where products or services are successfully launched, they may not generate the level of revenue, user adoption, or market acceptance anticipated, which could materially and adversely affect the Company's business, financial condition, and operating results.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. A number of our VR titles are still in active development. Delays or cost overruns in the development or porting of a title, or a failure of a title to meet our performance, comfort, or quality expectations, may be caused by, among other things, unanticipated technical hurdles, engine or platform-SDK constraints, changes to design, and platform certification requirements. Any of these events could materially and adversely affect our operating performance and results of operations.

We depend on third-party VR platforms and storefronts
Our titles are distributed through third-party VR storefronts and platforms, including but not limited to the Meta Horizon Store, PlayStation Store, and Steam. We depend on these platforms for certification, distribution, payment processing, and discoverability, and we do not control their policies, technical requirements, fee structures, or merchandising decisions. Changes to platform policies or fees, delays or denials in certification, removal of a title, or the loss of a platform relationship could reduce our revenue, increase our costs, or delay releases, and could damage our reputation.

The quality and comfort of our VR titles
The quality of a VR experience can vary significantly, and VR content carries player-comfort considerations that flat games do not, including motion sickness and simulator discomfort. Poorly optimized performance, discomfort, bugs, or a title that fails to meet player expectations can result in negative reviews, refunds, and lost revenue, and can damage our reputation with players and platform partners. Addressing comfort and quality issues can also increase our development costs.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the SAFEs we are offering now, the

Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company may be unable to continue operations . Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

The Simple Agreement for Future Equity has no rights to vote until the date of maturity
The SAFEs have no voting rights. This means you are trusting in management's discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
Impact Reality operates across several competitive areas of the gaming industry, including game development, VR adaptation, publishing, marketing, quality assurance, and community support. Competitors may include larger developers and publishers, specialized porting studios, marketing agencies, internal platform teams, and emerging companies pursuing similar opportunities. Some competitors may have greater financial resources, larger teams, stronger brand recognition, longer operating histories, or more extensive relationships with intellectual property holders and distribution platforms. These advantages may allow them to pursue licenses, fund development, secure talent, bring products to market, or promote releases more aggressively than Impact Reality. Impact Reality's ability to compete depends on several factors, including the quality and commercial performance of its titles, its ability to secure and maintain licensing and platform relationships, the effectiveness of its internal development tools and production processes, and its ability to identify projects that are well suited to VR. While Management believes its vertically integrated structure, specialized VR experience, established industry relationships, and internal conversion workflows provide meaningful advantages, there can be no assurance that these advantages will remain effective or that competitors will not develop comparable capabilities. Increased competition could make it more difficult or expensive to acquire licenses, attract development and publishing partners, hire qualified personnel, secure platform support, achieve storefront visibility, or maintain favorable commercial terms. Any of these developments could delay projects, increase costs, reduce revenue, or otherwise adversely affect the Company's operating results.

We are an early stage company and have not yet generated any profits
Impact Reality, Inc. converted to a Delaware C corporation on March 27, 2024. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Impact Reality, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no

assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a relatively short operating history upon which investors may evaluate its business and prospects. Although the Company has generated commercial revenue and established customer relationships, it has not yet achieved sustained profitability and continues to operate in a rapidly evolving industry. As a result, there can be no assurance that the Company will successfully execute its long-term business strategy or achieve profitable operations.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. The Company is expanding into traditional console gaming in addition to just its focus on Virtual Reality to help mitigate this risk. As other companies flood the market and reduce potential market share, investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We rely on intellectual property that we own and that we license from third parties
Two of the Company’s most important assets are (i) its own intellectual property, including trademarks, copyrights, internet domain names, trade secrets, and proprietary VR-conversion and optimization tools, and (ii) the game intellectual property it licenses from third-party rights holders in order to develop and publish official VR versions of their titles. Competitors may misappropriate or infringe the rights the Company owns, and the Company’s ability to develop and publish VR versions of licensed titles depends on maintaining its license agreements in good standing. The loss, termination, or narrowing of a key IP license, or the cost of protecting the Company’s own IP, could adversely affect the Company and the value of your investment. The Company's continued growth depends in part on its ability to identify, negotiate, and maintain relationships with third-party intellectual property owners. Competition for desirable licenses may increase over time, and licensors may choose to work with competitors, pursue internal development, or change commercial terms. The inability to obtain or renew key licenses could adversely affect future growth opportunities.

Some of our intellectual property may be unregistered
Some of the Company’s intellectual property, such as certain trademarks, copyrights, internet domain names, and trade secrets, may not be registered with the applicable authorities. Because of the value of this intellectual property, competitors may misappropriate or infringe the Company’s rights, and unregistered rights may be more difficult and costly to enforce. The Company intends to continue protecting its intellectual property portfolio, but the unforeseeable costs of doing so may consume Company capital.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company’s value will be materially and adversely impacted. This could also impair the Company’s ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our

trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. The Company also relies heavily on the experience, relationships, and specialized knowledge of its executive leadership team. The unexpected loss of one or more key executives or other critical personnel could disrupt operations, delay strategic initiatives, impair customer or partner relationships, and adversely affect the Company's ability to execute its business plan.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Multiple interconnected business lines
The Company operates several interconnected business lines, including game development, publishing, VR adaptation, marketing, quality assurance, community management, and related services. Successfully coordinating these operations requires effective project management, resource allocation, and execution across multiple teams and external partners.

Delays, staffing constraints, communication failures, or unexpected operational challenges in one business line could adversely impact other areas of the business, increase costs, delay releases, or reduce revenue.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jasmine Uniza	2,350,000	Series A Voting Common Stock	25.0%
Elliott Tate	2,350,000	Series A Voting Common Stock	25.0%
Harry Skigis	2,350,000	Series A Voting Common Stock	25.0%
Eric Masher	2,350,000	Series A Voting Common Stock	25.0%

The Company's Securities

The Company has authorized Series A Voting Common Stock, Series B Non-Voting Common Stock, SAFE 1, SAFE 2, SAFE 3, and Crowdfunding SAFE.

Series A Voting Common Stock

The amount of security authorized is 17,500,000 with a total of 9,400,000 outstanding.

Voting Rights

Each share of Series A Voting Common Stock is entitled to one (1) vote per share on all matters submitted to a vote of the stockholders.

Material Rights

The total amount outstanding does not include 600,000 shares that may beo be issued pursuant to stock options, reserved but unissued.

The rights, preferences and privileges of the Series A Voting Common Stock are as set forth in the Company's Certificate of Incorporation, as amended, and Bylaws, and include:

Dividend rights — holders are entitled to dividends when, as, and if declared by the Board of Directors;

Liquidation rights — holders are entitled to share ratably in the assets of the Company legally available for distribution upon a liquidation, dissolution or winding up, after satisfaction of liabilities and any senior preferences;

Voting rights — one (1) vote per share on all matters submitted to a vote of stockholders;

No preemptive rights;

A right of first refusal in favor of the Company as set forth in Section 46 of the Company's Bylaws;

No drag-along or tag-along rights are provided under the Company's Bylaws.

The Company has no warrants outstanding.

Series B Non-Voting Common Stock

The amount of security authorized is 2,500,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series B Non-Voting Common Stock.

Material Rights

No shares of Series B Non-Voting Common Stock are issued or outstanding as of the date of this Offering. Except for the absence of voting rights described above, the Series B Non-Voting Common Stock is otherwise identical to the Series A Voting Common Stock and carries the same dividend and liquidation rights, in each case as set forth in the Company's Certificate of Incorporation, as amended, and Bylaws.

SAFE 1

The security will convert into The security will convert into crowdfunding stock (as defined below) and the terms of the safe note are outlined below: and the terms of the SAFE 1 are outlined below:

Amount outstanding: $250,000.00

Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: None
Conversion Trigger: Equity Financing where the Company sells Standard Preferred Stock (as defined below)

Material Rights

Equity Financing. If there is an Equity Financing before the termination of this Safe, on the initial closing

of such Equity Financing, this Safe will automatically convert into the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock.

Liquidity Event: If there is a Liquidity Event before the termination of this Safe, the Safe holder will be entitled cash-out payments or receive other consideration.

"Standard Preferred Stock" means the shares of the series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing."

SAFE 2

The security will convert into The security will convert into crowdfunding stock (as defined below) and the terms of the safe note are outlined below: and the terms of the SAFE 2 are outlined below:

Amount outstanding: $250,000.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: Equity Financing

Material Rights

Equity Financing. If there is an Equity Financing before the termination of this Safe, on the initial closing

of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price.

Liquidity Event: If there is a Liquidity Event before the termination of this Safe, the Safe holder shall be entitled to the greater of (i) the Purchase Amount (the "Cash- Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").

"Standard Preferred Stock" means the shares of the series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing."

SAFE 3

The security will convert into The security will convert into crowdfunding stock (as defined below) and the terms of the safe note are outlined below: and the terms of the SAFE 3 are outlined below:

Amount outstanding: $500,000.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Equity Financing where Company sells Preferred Stock

Material Rights

Equity Financing. If there is an Equity Financing before the termination of this Safe, on the initial closing

of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock (as defined below) equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price.

Liquidity Event. If there is a Liquidity Event before the termination of this Safe, the Investor will

automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to, at the Investor's option: (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").

"Safe Preferred Stock" means the shares of the series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences, seniority, liquidation multiple and restrictions as the shares of Standard Preferred Stock, except that any price-based preferences (such as the per share liquidation amount, initial conversion price and per share dividend amount) will be based on the Safe Price.

Crowdfunding SAFE

The security will convert into The security will convert into crowdfunding stock (as defined below) and the terms of the safe note are outlined below: and the terms of the Crowdfunding SAFE are outlined below:

Amount outstanding: $0.00
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $30,000,000.00
Conversion Trigger: 1,000,000

Material Rights

Equity Financing.

If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b) or 1(c), the Company shall notify the Investor of the closing of the Equity Financing and issue to the Investor a number of shares of the Crowdfunding Stock equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price.

(b) Liquidity Event.

If a Liquidity Event occurs before this instrument terminates in accordance with Sections 1(a) or 1(c), the Investor will automatically be entitled to receive a portion of Proceeds, payable immediately prior to or concurrent with the consummation of such Liquidity Event, equal to the greater of:

(i) the Purchase Amount (the "Cash-Out Amount"), or

(ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").

Additionally, if any of the Company's securityholders are given a choice regarding the form and amount of Proceeds to be received in a Liquidity Event, the Investor shall be provided the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) Termination. This instrument will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a) or 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or 1(c).

Certain Definitions

"Capital Stock" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"Common Stock" means common stock of the Company.

"Conversion Price" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in the lower price per share and therefore will result in a greater number of shares of the Crowdfunding Stock.

"Crowdfunding Stock" shall mean the most senior class of equity securities issued by the Company in an Equity Financing, whether Common Stock, Preferred Stock, or another class of equity securities, on the same terms as new investors in such financing.

"Equity Financing" shall mean a bona fide transaction or series of transactions pursuant to which the Company sells its Equity Securities at a fixed valuation (including, but not limited to, a pre-money or post-money valuation), to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000.00 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"Equity Securities" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes issued.

"Discount Price" means the lowest price per share of Crowdfunding Stock sold in an Equity Financing (determined without taking into account any incentives or other discount) multiplied by the Discount Rate. For clarity, if the Company increases the share price during the Equity Financing, the original price will be the lowest price per share for this purpose; however, if a Company offers a discount to certain investors during the Equity Financing, such discount will not be included when determining the lowest price per share.

"Liquidity Event" means a Change of Control, a Direct Listing or an Initial Public Offering.

"Liquidity Price" means either (i) the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization or (ii) the price per share equal to the fair market value of the Common Stock at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate, whichever calculation results in a lower price per share.

"Safe Price" means the price per share equal to the Post-Money Valuation Cap divided by the Fully Diluted Capitalization.

What it means to be a minority holder

As a SAFE noteholder of the Company, you will have no voting rights. Even upon conversion of the notes, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Series A Voting Common Stock
  Type of security sold: Equity
  Final amount sold: $400.00
  Number of Securities Sold: 9,400,000
  Use of proceeds: Initial capitalization of the Company
  Date: July 08, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: SAFE
  Final amount sold: $250,000.00
  Use of proceeds: Working capital and general corporate purposes
  Date: March 19, 2024
  Offering exemption relied upon: Section 4(a)(2) of the Securities Act of 1933

- Type of security sold: SAFE
  Final amount sold: $250,000.00
  Use of proceeds: Working capital and general corporate purposes
  Date: August 08, 2024
  Offering exemption relied upon: Section 4(a)(2) of the Securities Act of 1933

- Type of security sold: SAFE
  Final amount sold: $500,000.00
  Use of proceeds: Working capital and general corporate purposes
  Date: August 01, 2024
  Offering exemption relied upon: Section 4(a)(2) of the Securities Act of 1933

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue
Revenue for fiscal year 2024 was $2,063,378.00 compared to $2,902,427.00 in fiscal year 2025.
Revenue increased from $2.06 million in fiscal year 2024 to $2.90 million in fiscal year 2025, an increase of approximately 40.7%. The increase reflects growth across the Company's revenue-generating activities, including marketing and public relations services, game development and porting, publishing arrangements, and video game sales and related revenue-sharing arrangements. We continued to expand its portfolio of development and publishing activities during 2025.

Cost of Sales

Cost of Sales for fiscal year 2024 was $357,350.00 compared to $743,850.00 in fiscal year 2025.
Cost of sales increased from $357,350.00 in fiscal year 2024 to $743,850.00 in fiscal year 2025, an increase of approximately 108.2%. The increase was largely due to the Company taking on additional development work and investing in projects ahead of their expected revenue. This included payroll and other direct costs related to projects that were still in development, as well as platform and distribution fees, royalties, revenue-sharing obligations, and other costs associated with generating revenue.

Gross Margins
Gross margins for fiscal year 2024 were 82.7% compared to 74.4% in fiscal year 2025.
Gross profit increased from $1,706,028.00 in fiscal year 2024 to $2,158,578.00 in fiscal year 2025, an increase of approximately 26.5%. Gross margin as a percentage of revenue decreased from approximately 82.7% in 2024 to 74.4% in 2025. The decrease in gross margin percentage was primarily attributable to cost of sales increasing at a faster rate than revenue during 2025.

Expenses
Expenses for fiscal year 2024 were $1,866,950.00 compared to $3,076,041.00 in fiscal year 2025.

Operating expenses increased from $1,866,950.00 in fiscal year 2024 to $3,076,041.00 in fiscal year 2025, an increase of approximately 64.8%. The increase was primarily due to the Company expanding its operations and investing in the development and publishing of multiple game titles. A significant portion of these costs were incurred during the development stages of projects, before the projects were commercially released and began generating the related revenue.
Sales and marketing expenses decreased from $321,652.00 in 2024 to $58,576.00 in 2025

Historical results and cash flows:

The Company is currently in the growth and investment stage of its revenue generating. We believe historical cash flows may not be fully indicative of future revenue and cash flows because the Company has incurred significant development and publishing expenditures in advance of the commercial release and monetization of multiple game titles. During 2024 and 2025, we invested significant resources in developing its portfolio of titles and funded these activities prior to the related revenue streams being realized.

Historical cash was generated primarily through revenue from the Company's marketing, development, publishing, porting, and other strategic services, as well as financing activities. Our goal is to continue transitioning development investments into commercially released titles and increase recurring revenue through game sales, publishing, licensing, development agreements, and related revenue-sharing arrangements.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August 2026, the Company has approximately $730,000.00 in cash on hand. The Company has existing financing obligations with Rapid Finance, CFG Merchant Solutions, and LG Funding, which are being repaid in accordance with their respective agreements.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are not the Company's sole source of capital and are not required to maintain its current operations. The Company has existing cash resources and ongoing revenue-generating activities. The proceeds will provide additional working capital to strategically grow the business, accelerate development and publishing opportunities, expand the Company's portfolio, and pursue new opportunities with IP partners, platforms, and marketing customers.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the immediate viability of the Company, as the Company currently has cash resources and ongoing revenue-generating activities to support its operations. As of August 1, 2026, the Company had approximately $730,000.00 in cash on hand. The proceeds from the campaign will provide additional working capital that will allow the Company to strategically grow its business, accelerate development and publishing activities, expand its portfolio, and pursue additional opportunities with IP partners, platforms, and marketing customers. If the

Company raises its maximum funding goal of $1,235,000.00, the Company would have approximately $1,965,000.00 in cash resources based on its August 1, 2026 cash balance, of which approximately 62.85% would consist of proceeds from the campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate being able to operate for approximately one year based on our current cash resources, the proceeds from the offering, expected operating expenses, and anticipated revenue from our existing business activities. This estimate is based primarily on payroll and contractor costs, game development and publishing expenses, royalties and platform costs, financing payments, and other general operating expenses. We also have a strong pipeline of potential revenue and funding opportunities with IP partners, platform partners, and PR and marketing customers. These opportunities are not included in our current cash-flow projections, and any agreements that are finalized could provide additional cash flow and extend this runway. We will continue to closely manage our expenses as we strategically grow the business.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate being able to operate for approximately two years based on our current cash resources, the proceeds from the offering, expected operating expenses, and anticipated revenue from our existing business activities. This estimate is based primarily on payroll and contractor costs, game development and publishing expenses, royalties and platform costs, financing payments, and other general operating expenses. We also have a strong pipeline of potential revenue and funding opportunities with IP partners, platform partners, and PR and marketing customers. These opportunities are not included in our current cash-flow projections, and any agreements that are finalized could provide additional cash flow and extend this runway. We will continue to closely manage our expenses as we strategically grow the business.
This is a conservative estimate based on our current financial planning and the anticipated timing of game and publishing releases. The successful launch or commercial performance of any of these opportunities could significantly increase the Company's revenue and extend its long-term operating runway.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company expects to evaluate additional sources of capital from time to time as part of its overall growth strategy. These may include strategic partnerships, debt or equity financing, or other financing arrangements. The Company has historically funded its operations through a combination of operating revenues and financing activities and will continue to evaluate financing opportunities that support the Company's strategic growth.

Indebtedness

- Creditor: Small Business Financial Solutions, LLC d/b/a Rapid Finance
  Amount Owed: $137,630.82
  Interest Rate: 0.0%
  Maturity Date: March 01, 2027
  Secured by substantially all tangible/intangible personal property; personal guarantees by certain shareholders. This is a fixed-cost business financing arrangement and does not have a conventional interest rate. The Company received $200,000 and is obligated to repay $252,000 through 52 weekly payments.

- Creditor: CFG Merchant Solutions, LLC
  Amount Owed: $167,944.00
  Interest Rate: 0.0%
  Secured by future receipts; personal guaranty of performance. This is a revenue-based financing arrangement and does not have a conventional interest rate. The Company received $150,000 in exchange for $213,000 of future receipts, with repayment based on 11.47% of future receipts.

- Creditor: LG Funding LLC
  Amount Owed: $104,862.00
  Interest Rate: 0.0%
  Secured by accounts, deposit accounts and other receivables. This is a merchant cash advance and does not have a conventional interest rate. The Company received $95,000 in exchange for $133,000 of future receivables, with repayment based on 3% of future receipts.

Related Party Transactions

- Name of Person: Nikki's Glitz and Glam Boutique
  Relationship to Company: Related to a Company shareholder through a family relationship; not an owner, officer, or employee of the Company.
  Nature / amount of interest in the transaction: During 2025, the Company received $100,000 from the individual in exchange for participation in future royalties generated by one of the Company's games.
  Material Terms: The arrangement was entered into verbally and no formal written agreement exists. The obligation does not bear interest and has no stated maturity date. The full $100,000 remained outstanding as of December 31, 2025.

Valuation

Valuation Cap: $30,000,000.00

Valuation Cap Details: The valuation cap (and any applicable discount) included in this security is used solely for purposes of determining the price per share upon conversion of the SAFE notes into equity in a future financing transaction, if any. The valuation cap does not represent the Company's current valuation, enterprise value, or fair market value, and should not be viewed as an indication of the price at which the Company's securities may be valued in any future financing, liquidity event, or other transaction

Use of Proceeds

If we raise the Target Offering Amount of $20,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  8.5%

- Flat2VR Spark
  91.5%
  Flat2VR Spark is our lean indie pipeline, a prototype-to-greenlight program where titles often launch with a single developer before the full Flat2VR team steps in to finish and launch. With four titles already, including 'Flatout 4 VR' and 'I Am Your Beast' , signed on a revenue share model, Spark keeps our pipeline full while cultivating the next generation of VR-native creators.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  8.5%

- Flat2VR Studios
  50.0%
  Full VR conversions of AAA games will remain our foundation, bringing beloved titles to Meta Quest, PSVR2, SteamVR.This includes announced titles such as High On Life 1, System Shock, Postal 2 Redux/VR, Roboquest VR, Wrath: Aeon of Ruin VR and many more unannounced titles. Additionally, where it makes sense, we also do full-scale remasters onto traditional console and PC.

- Flat2VR Spark
  16.5%
  Flat2VR Spark is our lean indie pipeline, a prototype-to-greenlight program where titles often launch with a single developer before the full Flat2VR team steps in to finish and launch. With four titles already, including 'Flatout 4 VR' and 'I Am Your Beast' , signed on a revenue share model, Spark keeps our pipeline full while cultivating the next generation of VR-native creators.

- PSVR2: Unlock the Vault
  15.0%
  Unlock the Vault is an Impact Inked publishing initiative that brings selected, already-released VR games from Meta Quest and PC VR to PlayStation VR2. Each new port is presented as a "vault" to be opened, creating a repeatable announcement format that builds anticipation around the wider initiative as well as each individual game. For developers, it opens access to another passionate audience. For PS VR2 players, it brings more proven VR experiences to the platform. For Impact Inked, it creates a growing publishing pipeline built around platform expansion, community trust and long-term support.

- Impact Inked Publishing
  10.0%
  Impact Inked, our dedicated publishing label, ties it all together by bringing third-party developers into our ecosystem

and owning all market-facing functions including QA, store setup, trailers, PR, and marketing. Impact Inked makes us the go-to publishing partner for developers targeting both VR and traditional gaming audiences.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.impactreality.com (/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/impact-reality

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Impact Reality, Inc.

[See attached]

IMPACT REALITY, INC.

FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Impact Reality, Inc.
Wesley Chapel, Florida

We have reviewed the accompanying financial statements of Impact Reality, Inc. (the "Company"), which comprises the balance sheets as of December 31, 2025, and December 31, 2024, and the related statements of operations, stockholders' deficit, and cash flows for the years ending December 31, 2025, and December 31, 2024, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 to the financial statements, the Company has suffered recurring losses from operations, experienced negative cash flows from operating activities, and has an accumulated deficit. The Company has stated that these conditions raise substantial doubt about its ability to continue as a going concern. Management's evaluation of these conditions and management's plans regarding these matters are also described in Note 11. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

SetApart Accountancy Corp.

August 5, 2026
Calabasas, CA 91302

IMPACT REALITY, INC.
BALANCE SHEETS
(UNAUDITED)

As of December 31,	2025	2024
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash	$ 272,975	$ 789,322
Accounts Receivable	359,075	255,412
Prepaids and Other Current Assets	8,344	7,746
Total Current Assets	**640,394**	**1,052,480**
Property and Equipment, net	2,276	-
Total Assets	**$ 642,670**	**$ 1,052,480**
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities:		
Accounts Payable	$ 435,028	$ 226,201
Credit Cards	72,553	35,274
Deferred Revenue	150,000	-
Royalty obligation – related party	100,000	-
Other Current Liabilities	28,421	19,779
Total Current Liabilities	**786,002**	**281,254**
Simple Agreement for Future Equity	982,500	977,000
Total Liabilities	**1,768,502**	**1,258,254**
STOCKHOLDERS' DEFICIT		
Common Stock - Series A	940	940
Additional Paid in Capital	8,060	8,060
Accumulated Deficit	(1,134,832)	(214,774)
Total Stockholders' Deficit	**(1,125,832)**	**(205,774)**
Total Liabilities and Stockholders' Deficit	**$ 642,670**	**$ 1,052,480**

See accompanying notes to financial statements.

IMPACT REALITY, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For the Years Ended December 31,	2025	2024
(USD $ in Dollars)		
Net Revenue	$ 2,902,427	$ 2,063,378
Cost of Goods Sold	743,850	357,350
Gross Profit	**2,158,578**	**1,706,028**
Operating Expenses		
General and Administrative	3,017,465	1,545,299
Selling and Marketing	58,576	321,652
Total Operating Expenses	**3,076,041**	**1,866,950**
Operating Loss	**(917,464)**	**(160,922)**
Interest Expense	6,228	660
Other Loss/(Income)	(9,135)	(5,944)
Fair Value in Excess of Stated Value of SAFEs	5,500	(23,000)
Loss Before Provision for Income Taxes	**(920,056)**	**(132,639)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (920,056)**	**$ (132,639)**

See accompanying notes to financial statements.

IMPACT REALITY, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
(UNAUDITED)

(in , $US)	Common Stock - Series A Shares	Common Stock - Series A Amount	Additional Paid In Capital	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Deficit
Balance—December 31, 2023	**-**	**$ -**	**$ 1,050**	**$ 98,719**	**$ 99,769**
Issuance of Stock	9,400,000	940	7,010	-	7,950
Distributions to shareholders	-	-	-	(180,854)	(180,854)
Net Loss	-	-	-	(132,639)	(132,639)
Balance—December 31, 2024	**9,400,000**	**$ 940**	**$ 8,060**	**$ (214,774)**	**$ (205,774)**
Net Loss	-	-	-	(920,058)	(920,058)
Balance—December 31, 2025	**9,400,000**	**$ 940**	**$ 8,060**	**$ (1,134,832)**	**$ (1,125,832)**

See accompanying notes to financial statements.

IMPACT REALITY, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For the Years Ended December 31,	2025	2024
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (920,058)	$ (132,639)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities		
Depreciation of Property	455	-
Fair Value in Excess of Stated Value of SAFEs	5,500	(23,000)
Changes in Operating Assets and Liabilities:		
Accounts Receivable	(103,663)	(186,787)
Prepaids and Other Current Assets	(598)	(7,746)
Accounts Payable	208,827	225,924
Deferred Revenue	150,000	-
Credit Cards	37,279	20,930
Other Current Liabilities	8,642	19,779
Net Cash Used In Operating Activities	**(613,616)**	**(83,539)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	(2,731)	-
Net Cash Used in Investing Activities	**(2,731)**	**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Issuance of Stock	-	7,950
Distributions to Shareholders		(180,854)
Proceeds from royalty financing obligation – related party	100,000	-
Proceeds from Issuance of Simple Agreement for Future Equity	-	1,000,000
Net Cash Provided by Financing Activities	**100,000**	**827,096**
Change in Cash	**(516,347)**	**743,557**
Cash —Beginning of The Year	789,322	45,765
Cash—End of The Year	**$ 272,975**	**$ 789,322**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$ 6,228	$ 660
Cash Paid During the Year for Income Taxes	$ -	$ -

See accompanying notes to financial statements.

1. NATURE OF OPERATION

Impact Reality, Inc. was originally organized on November 26, 2022, in the State of New York as a limited liability company under the name Impact Reality LLC. On December 15, 2023, Impact Reality, LLC was converted into a Delaware LLC, and on March 27, 2024, it was converted from a Delaware limited liability company into a Delaware corporation and changed its name to Impact Reality, Inc. The financial statements of Impact Reality, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Wesley Chapel, Florida.

Impact Reality, Inc. is a vertically integrated virtual reality (VR) marketing, development, publishing, and game porting company. Through its four operating divisions (Impact Reality PR & Marketing, Flat2VR Studios Game Development, Impact Inked Publishing, and Flat2VR Spark Game Development) the Company provides marketing, public relations, community management, quality assurance, game development and porting, publishing, and strategic support services to game developers and studios, while also publishing and distributing VR titles.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash includes all cash in banks. As of December 31, 2025, and 2024, the Company's cash & cash equivalents exceeded FDIC insured limits by $0 and $59,938, respectively.

Concentration of Credit Risk
The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable
Accounts receivable are stated at the amount expected to be collected, net of any allowance for expected credit losses. The Company adopted ASU 2016-13, Financial Instruments – Credit Losses (ASC 326), effective January 1, 2023, using the modified retrospective approach. The adoption did not have a material impact on the Company's financial statements.

The Company's customers are primarily businesses and industry partners that engage the Company for marketing, development, publishing, and related services. Accounts receivable primarily consist of amounts due under executed customer agreements and may also include reimbursable expenses incurred on behalf of customers. Accounts receivable are generally short-term in nature and are collected in accordance with the contractual payment terms.

Management evaluates expected credit losses based on historical loss experience, current conditions, and reasonable and supportable forecasts. Due to the immaterial nature of receivables and historical collection experience, the Company determined that no allowance for expected credit losses was necessary as of December 31, 2025, and 2024.

Property and Equipment
Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Tools, Machinery, and Equipment	5 years

Impairment of Long-Lived Assets
Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2025 and 2024.

Revenue Recognition
The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The Company generates revenue through video game sales, marketing/PR services, development agreements, publishing arrangements, revenue-sharing agreements, and other strategic partnerships. Sales are driven through direct to consumer sales, business development, industry relationships, referrals, and participation in gaming industry events. Customer engagements are typically governed by executed service or publishing agreements that define the scope of work, pricing, and payment terms.

Cost of Goods Sold
Cost of goods sold consists primarily of platform fees and distribution costs associated with game sales, revenue-sharing and royalty obligations related to publishing arrangements, direct costs associated with client marketing and public relations engagements, and other costs directly attributable to revenue-generating activities.

Income Taxes
The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will

not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense.
The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs
Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2025, and December 31, 2024, amounted to $58,576 and $321,652, which is included in sales and marketing expenses.

SAFE Agreements
The Company accounts for Simple Agreements for Future Equity ("SAFEs") in accordance with the guidance in ASC 480-10-25. The SAFEs represent instruments that obligate the Company to issue a variable number of equity shares upon the occurrence of certain future triggering events (such as equity financing, liquidity events, or dissolution) in exchange for a fixed monetary investment and are subject to valuation caps.

Because the SAFEs may be required to be settled in cash or a variable number of shares upon a change of control or liquidation event, and such events are not solely within the Company's control, they are considered mandatorily redeemable financial instruments or net-settled obligations under ASC 480-10-25-8. As such, the SAFEs do not meet the criteria for classification as equity and are instead classified as liabilities in the Company's balance sheet.

The Company has therefore determined that classification as a liability is appropriate based on the following considerations:

- The SAFEs contain provisions that require the Company to transfer assets (i.e., settle in cash or a variable number of shares).
- The settlement features are outside the sole control of the Company (e.g., in a change of control).
- The SAFEs do not qualify as permanent equity instruments.

The SAFEs are measured at fair value, with changes in fair value recognized in the statement of operations each period in accordance with ASC 480 and ASC 825-10. The fair value of the SAFEs is determined using valuation techniques that consider the underlying terms of the instruments and relevant market inputs.

Related Party Transactions
The Company may engage in financing arrangements with related parties, including significant shareholders or entities under common control. These transactions are reviewed and approved by management to ensure they

are conducted at arm's length or under terms considered reasonable given the related party relationship and the Company's financing needs.

Loans from related parties are recognized as liabilities when cash is received or the obligation is incurred. These loans may be interest-free and may not have stated repayment terms. In such cases, if no fixed repayment schedule exists and there is no expectation or contractual requirement to repay the loan within the next twelve months, the loan is classified as a noncurrent liability in the balance sheet. If repayment is expected within twelve months or callable by the lender on demand, the loan is classified as a current liability.

Loans to related parties are recognized as assets when the Company advances funds or records receivables under non-cash transactions. Such loans are assessed for collectability on a periodic basis and are classified as current or noncurrent assets depending on the repayment terms and expected timing of collection.

Subsequent Events
The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of December 31,	2025	2024
Prepaid Expenses	$ 8,344	$ 7,746
Total Prepaids and Other Current Assets	**$ 8,344**	**$ 7,746**

Other current liabilities consist of the following:

As of December 31,	2025	2024
Client funds held for reimbursable expenses	$ 18,452	$ 17,477
Accrued Expenses	3,925	2,302
Deferred Employee Compensation	5,000	-
Employee Payroll Liabilities	1,044	-
Total Other Current Liabilities	**$ 28,421**	**$ 19,779**

4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,	2025	2024
Tools, Machinery, and Equipment	$ 2,731	$ -
Property and Equipment, at cost	**2,731**	**-**
Accumulated Depreciation	(455)	-
Property and Equipment, net	**$ 2,276**	**$ -**

Depreciation expense for the years ended December 31, 2025 and 2024 were $455 and $0, respectively.

5. DEFERRED REVENUE

In December 2025, the Company entered into an Early Access Program Agreement with Google LLC to port the Trombone Champ and Roboquest VR applications to the Android XR platform. The agreement provides for aggregate milestone-based consideration of up to $300,000, consisting of $150,000 upon execution of the applicable content schedule, $120,000 upon publication or readiness for publication of Trombone Champ, and $30,000 upon publication or readiness for publication of Roboquest VR.

As of December 31, 2025, the Company had received $150,000 under the agreement. The amount was recorded as a current contract liability because the related development, certification and publication obligations had not been completed as of year-end. Revenue will be recognized when or as the applicable performance obligations are satisfied in accordance with the terms of the agreement.

The remaining $150,000 of potential consideration is contingent upon the completion and acceptance of future contractual milestones and, accordingly, was not recorded as revenue or a receivable as of December 31, 2025.

The agreement also provides that, if the final contractual milestone is not delivered and accepted by the end of the applicable acceptance period, the Company may be required to refund previously received milestone payments in accordance with the terms of the agreement.

6. DEBT

SAFE Agreement

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

SAFE(s)	Borrowing Period	Valuation Cap	Principal Amount	Discount	As of Year Ended December 31, 2025	2024
SAFE I- 2024	2024	$ 5,000,000	$ 500,000	-	$ 500,000	$ 500,000
SAFE II - 2024	2024	4,000,000	250,000	-	250,000	250,000
SAFE III - 2024	2024	-	250,000	-	250,000	250,000
Fair Value in Excess of Stated Value of SAFEs					(17,500)	(23,000)
Total SAFE(s)			$ 1,000,000		$ 982,500	$ 977,000

If there is an Equity Financing before the termination of these Safes, on the initial closing of such Equity Financing, these Safes will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price.

If there is a Liquidity Event before the termination of these Safes, the Investor will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to, at the Investor's option: (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). In the absence of any such election by the Investor, the Investor shall be deemed to elect such option that results in the greater return to Investor (calculated as of the initial closing of such Liquidity Event). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

If there is a Dissolution Event before the termination of these Safes, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, these Safes is intended to operate like standard non-participating Preferred Stock.

The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock. The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

7. EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 20,000,000 shares of common stock with par value of $0.0001, of which 17,500,000 shares shall be designated as Series A Common Stock, and 2,500,000 shares shall be designated as Series B Non-Voting Common Stock. As of December 31, 2025, and 2024, 9,400,000 shares and 9,400,000 shares of Series A Common Stock, respectively, have been issued and were outstanding.

During 2024, the Company made cash distributions to its shareholders totaling $180,854. Of this amount, $98,718 was applied against available retained earnings, and the remaining $82,136 represented distributions in excess of retained earnings and was recorded as a reduction of contributed capital within stockholders' deficit.

Holders of Series A Common Stock are entitled to one vote per share and generally possess the exclusive voting rights of the stockholders, while holders of Series B Common Stock generally have no voting rights or rights to participate in or receive notice of stockholder meetings, except as required by applicable law. Other than voting rights, Series A and Series B Common Stock have identical economic rights, including dividends, distributions, and liquidation proceeds.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2025 and December 31, 2024 consists of the following:

For the Year Ended December 31,	2025	2024
Net Operating Loss	$ (243,815)	$ (39,277)
Valuation Allowance	243,815	39,277
Net Provision For Income Tax	**$ -**	**$ -**

Significant components of the Company's deferred tax assets and liabilities at December 31, 2025, and December 31, 2024 are as follows:

As of December 31,	2025	2024
Net Operating Loss	$ (283,092)	$ (39,277)
Valuation Allowance	283,092	39,277
Total Deferred Tax Asset	**$ -**	**$ -**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2025 and December 31, 2024. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2025, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,068,272. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2025, and December 31, 2024, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2025, and December 31, 2024, the Company had no accrued interest and penalties related to uncertain tax positions.

9. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2025, and December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. RELATED PARTY TRANSACTIONS

During 2025, the Company received $100,000 from an individual in exchange for participation in future royalties generated by one of the Company's games. The arrangement was entered into verbally, and no formal written agreement exists. The obligation does not bear interest and has no stated maturity date. As of December 31, 2025, the full amount of $100,000 remained outstanding. The counterparty is related to a Company shareholder through a family relationship but is not an owner, officer, or employee of the Company.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an operating loss of $917,465, an operating cash outflow of $613,616 and liquid assets in cash of $272,975, which less than a year worth of cash reserves as of December 31, 2025. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's operating losses and negative cash flows were driven, in part, by expenditures incurred in connection with the development and publishing of multiple game titles prior to their commercial release. During 2024 and 2025, the Company invested significant resources into the development of these titles and funded these activities prior to the related revenue streams being realized. These expenditures reflect the Company's investment phase as it builds its portfolio of game titles and prepares them for commercial launch, sales, and future revenue generation.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

12. SUBSEQUENT EVENTS

In June 2025, the Company entered into a development agreement with Meta for total consideration of approximately $3,800,000 related to the development of two confidential game titles. Subsequent to December 31, 2025, the Company performed development activities and achieved certain contractual milestones under the agreement. As of the date these financial statements were available to be issued, approximately $2,951,500 was outstanding and due to the Company under the agreement.

In March 2026, the Company entered into a secured business loan agreement with Small Business Financial Solutions, LLC, operating as Rapid Finance. The Company received loan proceeds of $200,000 and is required to make 52 weekly payments of $4,846.15, for a total repayment amount of $252,000. The financing has a total stated cost of $52,000 and does not provide a discount for early repayment. The loan is secured by substantially all of the Company's tangible and intangible personal property and is personally guaranteed by certain shareholders.

In April 2026, the Company entered into a non-exclusive game licensing and distribution agreement with Pico Immersive Pte. Ltd. for the worldwide distribution, including Mainland China, of *Peak Rhythm* on PICO devices. The agreement provides for a $20,000 advance, payable as $10,000 upon execution and $5,000 upon acceptance of each of the global and Mainland China Gold Master builds. The advance is fully recoupable against future royalties. The Company is entitled to 70% of gross receipts, net of applicable deductions, while Pico retains 30%. The initial term is three years from the commercial release date, with annual renewals thereafter unless either party provides notice of non-renewal.

In June 2026, the Company entered into a revenue-based financing arrangement with CFG Merchant Solutions, LLC. Under the agreement, the Company received gross proceeds of $150,000 in exchange for $213,000 of future receipts. The arrangement is secured by the Company's future receipts and includes a personal guaranty of performance.

In June 2026, the Company entered into a merchant cash advance agreement with LG Funding LLC. Under the agreement, the Company received gross funding of $95,000 in exchange for $133,000 of future receivables. After $1,950 of fees deducted at funding, the Company received net proceeds of $93,050.The arrangement is secured by the Company's accounts, deposit accounts and other receivables.

In July 2026, the Company entered into a non-exclusive game licensing and distribution agreement with Pico Immersive Pte. Ltd. for the worldwide distribution, including Mainland China, of Trombone Champ on PICO devices. The agreement provides for a $50,000 advance, consisting of $37,500 payable upon full execution of the agreement and $12,500 payable upon PICO's acceptance of the global and Mainland China Gold Master builds.

The advance is fully recoupable against future royalties. The Company is entitled to 70% of gross receipts, net of applicable deductions, while Pico retains 30%. The initial term is three years from the commercial release date, with annual renewals thereafter unless either party provides notice of non-renewal.

In July 2026, the Company entered into a non-exclusive game licensing and distribution agreement with Pico Immersive Pte. Ltd. for the worldwide distribution, including Mainland China, of VRacer Hoverbike on PICO devices. The agreement provides for a $20,000 advance, consisting of $15,000 payable upon full execution of the agreement and $5,000 payable upon PICO's acceptance of the global and Mainland China Gold Master builds. The advance is fully recoupable against future royalties. The Company is entitled to 70% of gross receipts, net of applicable deductions, while Pico retains 30%. The initial term is three years from the commercial release date, with annual renewals thereafter unless either party provides notice of non-renewal.

In July 2026, the Company entered into a non-exclusive game licensing and distribution agreement with Pico Immersive Pte. Ltd. for the worldwide distribution, including Mainland China, of Primal Rumble on PICO devices. The agreement provides for a $50,000 advance, consisting of $37,500 payable upon full execution of the agreement and $12,500 payable upon PICO's acceptance of the global and Mainland China Gold Master builds. The advance is fully recoupable against future royalties. The Company is entitled to 70% of gross receipts, net of applicable deductions, while Pico retains 30%. The initial term is three years from the commercial release date, with annual renewals thereafter unless either party provides notice of non-renewal.

The Company has evaluated subsequent events through the date the financial statements were issued, and has concluded that, other than the event described above, no additional events or transactions have occurred that would require adjustment to or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

INVEST IN IMPACT REALITY · GAMING

Building the Next Generation of Gaming through Flat2VR Studios & Impact Reality



Impact Reality is a vertically integrated gaming company with virtual reality at the center of its development, publishing, marketing, and support operations. Founded in 2022, the Company works across the full lifecycle of a game, from identifying opportunities and supporting development through quality assurance, publishing, launch, marketing, community management, and post-launch support.

Show less

INVEST NOW

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

INVEST NOW

MIN INVEST	VALUATION CAP
$500	$30M

REASONS TO INVEST

01 **Established IP with a diversified business model**

Impact Reality combines development, publishing, marketing, community support, playtesting, and quality assurance within one organization, creating revenue opportunities across client services, publishing relationships, internally managed projects, and licensed adaptations. Through Flat2VR Studios, the Company is building a portfolio of recognized games including High on Life, System Shock, POSTAL 2, Roboquest, and FlatOut, while Impact Inked and Flat2VR Spark broaden the pipeline through third-party publishing and creator-led projects.

02 **Supported by platforms, investors, and industry experience**

Impact Reality has secured development funding from multiple major platform partners, supporting selected projects while reducing the amount of internal capital required before launch. Flat2VR Studios was selected for a16z Speedrun Cohort 003 as the cohort's only VR company, and Impact Reality is backed by Hartmann Capital. The Company's leadership also brings experience from Apple, Oculus, Vertigo Games, Unity Technologies, BMW, Honeywell, Andromeda Entertainment, and other technology, gaming, and entrepreneurial organizations.

03 **A repeatable development model designed to scale**

Flat2VR Studios has developed internal tools and workflows that accelerate the early stages of VR conversion and optimization, reduce repetitive technical work, and allow development teams to focus on interaction design, comfort, performance, and production quality. In selected projects, engine, rendering, and platform work completed for a VR adaptation may also support contemporary flatscreen releases, creating additional commercial opportunities from shared technical foundations. As the portfolio grows, these repeatable systems and accumulated development experience are designed to improve efficiency across future projects.

TEAM



Jasmine Uniza
CHIEF EXECUTIVE OFFICER & DIRECTOR

Jasmine Uniza leads Impact Reality's strategy, growth, and coordination across its development, publishing, marketing, and support operations. She previously served as a Technical Program Manager supporting iPhone Operations at Apple and Meta Quest Pro at Oculus, and earlier worked as a Mechanical Design Engineer in space robotics and aircraft carrier systems.

Jasmine also founded VR with Jasmine, a media brand with more than 100,000 followers acros...

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Eric Masher
CHIEF OPERATING OFFICER & DIRECTOR

Eric Masher leads operations, business development, strategic partnerships, and publishing initiatives across Impact Reality and Flat2VR Studios. He works with game developers, publishers, intellectual property holders, hardware manufacturers, and platform partners to identify opportunities and advance projects from early discussions through commercial execution....

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Harry Skigis
CHIEF INFORMATION OFFICER & DIRECTOR

Harry “Skeeva” Skigis oversees Impact Reality’s information technology, infrastructure, internal systems, and cybersecurity. He brings more than 20 years of experience across desktop, network, server, and cloud architecture and support.

Within the XR industry, Harry previously worked as an LBVR Specialist and Publishing Specialist for SpringboardVR and Vertigo Games. He is a co-host of the Between Realities VR Podcast, has...

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Brian Elliott Tate
CHIEF TECHNOLOGY OFFICER, CHIEF CREATIVE OFFICER & DIRECTOR

Brian Elliott Tate leads the technical and creative direction of Impact Reality’s development operations, including rendering, performance, optimization, internal tools, production systems, and technical experimentation. He brings a player-first approach to development, helping ensure each project is technically sound, creatively cohesive, and worthy of the games and communities that inspired it. ...

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Shannon McMeel
VP OF HR & FINANCE AND PRINCIPAL ACCOUNTING OFFICER

Shannon McMeel leads Impact Reality’s accounting, financial operations, reporting, human resources, and related compliance responsibilities. She brings more than 20 years of experience across finance, accounting, and people operations.

Before joining Impact Reality, Shannon served as VP of HR & Finance at Cyborg Security, where she led financial and human resources functions through a period of growth and the company’s...

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Natasha Fahey
VP OF OPERATIONS

Natasha Fahey leads operational planning and execution across Impact Reality, overseeing cross-functional coordination, resource planning, process development, and financial planning and analysis. She oversees cross-functional coordination, resource planning, process development, financial planning and analysis, and the operational systems needed to manage the Company’s growing portfolio....

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THE PITCH

Bringing Established Games to VR Through a Repeatable Model

Impact Reality is building a scalable pipeline around games with established audiences. Through Flat2VR Studios, the Company partners with intellectual property holders to adapt recognized titles including *High on Life*, *System Shock*, *POSTAL 2*, *Roboquest*, and *FlatOut* for virtual reality. These projects are supported by internal development tools, specialized VR expertise, platform relationships, and the publishing, testing, marketing, and community capabilities available across Impact Reality’s broader organization.

This model has already produced commercially released titles, secured platform funding from major platform partners , and created a growing portfolio of development and publishing opportunities. Rather than depending on a single game, Impact Reality can generate revenue through the development of officially licensed titles, publishing relationships, client services, and internally managed projects. The Company is raising through StartEngine to help accelerate its project pipeline, expand its publishing activity, strengthen the systems and teams supporting that growth, and bring more established and original games to market.


ROBO QUEST
ROBO QUEST VR
4.7
441 ratings, 289 reviews
5 80%
4 12%
3 4%
2 2%
1 2%

Impact Reality operates through four complementary business arms:

Flat2VR Studios develops officially licensed VR adaptations of established flatscreen games.

Impact Inked publishes original VR titles from third-party developers and supports them through development, launch, and post-launch operations.

PR & Marketing provides public relations, marketing, creator campaigns, social media management, community support, storefront services, and playtesting and quality assurance through Impact Labs.

Flat2VR Spark helps smaller external teams and creator-led projects turn promising VR adaptations into officially licensed releases.


IMPACT REALITY
FLAT2VR STUDIOS
IMPACT INKED
PR & MARKETING
FLAT2VR SPARK
IMPACT LABS

Together, these businesses allow Impact Reality to evaluate, develop, test, publish, market, and support games within one coordinated organization. Each arm contributes experience, market insight, platform relationships, and operational resources that strengthen the others.

Impact Reality has worked with developers, publishers, intellectual property holders, and platform partners across Meta Quest, PlayStation VR2, SteamVR, Pico, and emerging XR platforms. As the VR market continues to develop, we believe the Company is positioned to support games from early evaluation through launch and long-term growth.

Building the Next Generation of Gaming

Impact Reality is a vertically integrated virtual reality entertainment company that develops, publishes, markets, tests, and supports immersive games across the world's leading VR platforms. Founded in 2022, the Company operates through four complementary business arms: Flat2VR Studios, which develops officially licensed VR adaptations of established flatscreen games; Impact Inked, which publishes and supports third-party VR titles; Impact Reality PR & Marketing, which provides public relations, marketing, creator campaigns, community management, storefront support, and playtesting and quality assurance through Impact Labs; and Flat2VR Spark, which works with smaller external teams and creator-led projects to turn promising VR adaptations into officially licensed releases. Together, these businesses allow Impact Reality to support games across their full commercial lifecycle while generating revenue through development, publishing, and client services and building a growing portfolio of intellectual property and publishing opportunities.


IMPACT REALITY
FLAT2VR STUDIOS
IMPACT
INKED

THE PROBLEM & OUR SOLUTION

Established games remain underrepresented in VR

Virtual reality hardware has reached a large and growing audience, but many of the games players already know and value remain available only on traditional screens. Bringing an established title to VR requires more than changing the camera perspective. Development teams must address rendering, performance, controls, interaction design, user interface, comfort, platform requirements, and extensive testing.

For many studios and intellectual property holders, that work can be difficult to justify as a one-off project. The technical demands are substantial, the required expertise is specialized, and building a dedicated VR team may not make financial or operational sense. As a result, VR adaptations can require substantial investment, specialized personnel, and lengthy development timelines, making them difficult for many studios and intellectual property holders to pursue efficiently.

Impact Reality has built a repeatable development and publishing framework specifically for bringing established games to VR. Each project contributes tools, workflows, technical knowledge, and production experience that can be applied to future titles, helping the Company improve efficiency, manage costs, and reduce execution risk across its pipeline.

A repeatable approach to licensed VR development

Flat2VR Studios was built to address that challenge. The Company partners with intellectual property holders to create officially licensed VR adaptations of established games, supported by a team with experience in VR development, optimization, publishing, marketing, community engagement, and platform delivery.

Internal tools and workflows help accelerate the early stages of conversion and reduce repetitive technical work. This allows the development team to devote more attention to the areas that determine whether an adaptation feels complete in VR, including motion controls, weapon and object interactions, locomotion, comfort, interface design, visual performance, and platform-specific features.

Impact Reality’s broader structure supports each project beyond development. Impact Labs provides playtesting and community feedback, Impact Reality PR & Marketing supports positioning and launch, and the Company’s publishing operations help manage storefronts, platform relationships, release planning, and post-launch support.

In selected cases, technical work completed while modernizing a title for VR may also support additional flatscreen releases. Where the project and licensing arrangement allow it, this shared foundation can create further commercial opportunities at a lower incremental cost than developing each version independently.


Our AI Integrated Internal Tech
AI Integrated Unreal Engine Injector Mod
AI Tools for Optimization of games
AI Integrated tools to make games playable in VR in minutes instead of months
AI Integrated Unity Injector Mode
Tools for enhancing game quality
+ More

THE MARKET & OUR TRACTION

A growing market with continued demand for recognizable content

Virtual reality gaming continues to expand across Meta Quest, PlayStation VR2, SteamVR, and emerging XR platforms. As hardware reaches more players, content remains one of the market's central challenges. Many established franchises with proven audiences still have no official VR version, creating an opportunity for experienced teams that can adapt those games effectively.

Impact Reality is positioned to pursue that opportunity through a portfolio that includes *High on Life*, *System Shock*, *POSTAL 2*, *Roboquest*, *FlatOut*, and other licensed projects. These titles enter development with existing name recognition and established player communities, giving each project a clearer audience foundation than an entirely unknown property.

The Company has already built meaningful commercial and operational traction:

- Revenue increased from approximately $2.06 million in 2024 to $2.90 million in 2025, representing approximately 40.7% growth. This growth reflects the expansion of the Company's development, publishing, game sales, porting, and PR and marketing activities.
- Impact Reality has secured more than $5 million in platform funding to support development across multiple projects.
- Its active portfolio includes more than 10 titles either released or in production across VR and flatscreen formats.
- Impact Reality PR & Marketing has supported more than 100 game launches and approximately 200 projects.
- The Company has shipped multiple commercial VR titles and established publishing, development, marketing, testing, and community operations within one organization.

The Company's growth since 2024 has been accompanied by continued investment in its development and publishing capabilities. During this period, Impact Reality expanded its portfolio, added new development and publishing relationships, and continued building the infrastructure and expertise needed to bring licensed and original titles to market. These investments have positioned the Company to pursue larger development opportunities and expand its revenue across multiple areas of the VR ecosystem.

This traction provides more than a record of past work. The Company's service relationships, launch experience, platform partnerships, and direct contact with VR players help inform which projects it develops, publishes, and supports. That operating model allows Impact Reality to evaluate opportunities using market feedback gathered across the full lifecycle of a game.

Our Competitive Edge

	OTHERS	US
Game Development Cycle	2 - 4 years	6 months - 2.5 years
Cost of Development	$7M - $20M+	$100K - $2M
Games Developed Simultaneously	1 - 3 games	3 - 5 games
Cost of IP Licensing Fees	$250K - $2M	N/A
Marketing Spend	$1M - $5M	$50K - $250K

**Figures provided represent cost estimates based on publicly available data.*



Sources of Revenue
Development Flat2VR Studios VR Game
IP Licensing
Development Flat2VR Studios Flat Game remastering
Impact Inked Publishing
Development Flat2VR Spark Indie Game
Development
PR/Marketing
Porting Services
Merch

WHY INVEST

An Integrated Business Built to Grow Across VR

Impact Reality combines development, publishing, marketing, public relations, community management, playtesting, and quality assurance within one organization. This structure allows the Company to support games across their full commercial lifecycle while pursuing revenue from client services, publishing relationships, licensed development, and internally managed projects. By operating these capabilities within a single organization, the Company can continue refining repeatable processes, internal tools, and cross-functional workflows that improve operational efficiency and support greater scalability across its portfolio.

Through Flat2VR Studios, Impact Reality is building a portfolio of officially licensed VR adaptations based on established games including *High on Life*, *System Shock*, *POSTAL 2*, *Roboquest*, and *FlatOut*. Unlike entirely new intellectual property, these projects begin with games that have established gameplay, demonstrated commercial appeal, and existing player communities. This can reduce some of the market uncertainty associated with launching an unknown property and provide a clearer audience foundation for each VR adaptation. These projects are further supported by experienced development teams, platform relationships, internal tools, and a broader operating structure designed to bring each title from production through launch and post-launch support.The Company has already generated revenue, shipped commercial titles, secured platform funding, supported a substantial number of game launches, and built relationships across the VR ecosystem. As Impact Reality refines its development and publishing systems, management believes the Company will be better positioned to pursue larger and more commercially significant projects while managing the growth of its team and operational costs more efficiently. Over time, these efficiencies may allow the Company's project opportunities and revenue potential to grow without requiring an equivalent increase in overhead.

Its leadership team brings experience from Apple, Oculus, Unity Technologies, Vertigo Games, Andromeda Entertainment, and other technology, gaming, publishing, and entrepreneurial organizations.

This offering is intended to help Impact Reality expand its project pipeline, support development and publishing activity, strengthen its internal operations, and bring more licensed and original games to market.


88%
FINALIST
BEST USE OF MIXED REALITY
BEST RHYTHM/PHYSICAL
2024
DESIGN
2024
VR ADAPTATION
PUSH
GAME OF THE YEAR
2024
"TROMBONE CHAMP UNFLATTENED IS PURE JOY! EASILY ONE OF THE MOST DELIGHTFUL GAMING EXPERIENCES OF 2024. FULL-ON CACKLING FUN AND THE PERFECT INTRO TO VR!"
engadget
"TROMBONE CHAMP IS PURE GENIUS. SATISFYING WHEN YOU NAIL IT, HILARIOUS WHEN YOU DONT. EVEN BUTCHERED TUNES ARE ENDLESSLY ENTERTAINING!"
PUSH
"I WENT INTO TROMBONE CHAMP VR EXPECTING VERY LITTLE, BUT THE EGG IS ON MY FACE IT BRINGS THE CHAOTIC MUSICAL ACTION TO LIFE PERFECTLY!"
DualSHOCKERS

**This testimonial may not be representative of the opinions of others and is not a guarantee of future performance or success.*

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ABOUT

HEADQUARTERS

27251 Wesley Chapel Blvd #1192
Wesley Chapel, FL 33544

WEBSITE

impactreality.com ↗

Impact Reality is a vertically integrated gaming company with virtual reality at the center of its development, publishing, marketing, and support operations. Founded in 2022, the Company works across the full lifecycle of a game, from identifying opportunities and supporting development through quality assurance, publishing, launch, marketing, community management, and post-launch support.

TERMS

Overview

Company: Impact Reality

Interest Rate: 0.0%

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

[Jasmine | on-camera]

VR has always moved forward because people like you believed in what it could become.

We're all here because we love this industry.

[Eric | on-camera]

And that includes developers, modders, creators, studios and players who kept showing up, experimenting and finding new ways to make it better.

[Jasmine | on-camera]

We come from that same community.

[Eric | VO & Early community footage]

Long before there was a company, we were making videos, hosting podcasts...

[Jasmine | VO & Early community footage]

...building mods and growing Discord communities, all through a shared love of VR.

[Eric | on-camera]

Then, in 2022, four of us decided to build something together

[Eric | VO & founder footage]

Jasmine, Elliott, Skeeva and me.

[Jasmine | VO & Company footage]

That became Impact Reality. And what started with four people.

[Eric | VO & division logos: Impact Reality, Flat2VR Studios, Impact Inked & Flat2VR Spark]

...has grown into a global team of 55 working across PR and marketing, development, publishing and independent creator support.

[Jasmine | on-camera]

Alongside some incredible developers and partners, we've helped bring games to players including...

[Jasmine | VO]

Trombone Champ: Unflattened.

[Eric | VO]

Roboquest VR.

[Jasmine | VO]

WRATH: Aeon of Ruin VR.

[Eric | VO]

FlatOut 4: Total Insanity VR.

[Jasmine | VO]

Surviving Mars: Pioneer. And many more.

[Jasmine | on-camera]

We're incredibly proud of what our teams and partners have achieved in such a short time.

[Eric | on-camera]

And we know there is far more still to come.

We have major licensed projects underway, more developers we want to support, and a pipeline that has begun to outgrow our current capacity.

[Jasmine | on-camera]

To deliver on that opportunity, we need to grow our development teams, strengthen QA and internal systems, support more platforms, and give every game the launch it deserves.

[Eric | on-camera]

So, for this next chapter, we wanted to invite the community in.

[Jasmine | on-camera]

Which is why we're planning to launch a campaign on StartEngine.

[Eric | on-camera]

StartEngine gives private companies like ours a way to raise investment from a wider community.

[Jasmine | on-camera]

And for the first time, people who believe in Impact Reality and Flat2VR Studios can now invest in our campaign.

[Jasmine | VO & POSTAL 2 Redux / VR Kickstarter and development footage]

More than 6,000 people backed the POSTAL 2 Redux kickstarter campaign, helping support both the flatscreen rebuild and our work on POSTAL 2 VR.

[Eric | on-camera]

That campaign showed us the power of a passionate community getting behind a project from the beginning.

POSTAL 2 Redux and POSTAL 2 VR are both deep in development for a Spring 2027 release, and we're incredibly excited by how they're shaping up.

[Jasmine | on-camera]

That experience inspired how we wanted to approach this next chapter.

[Eric | on-camera]

Because unlike Kickstarter, this isn't about backing a single project.

[Jasmine | on-camera]

It's an opportunity to invest in the company, its team and its long-term vision.

[Eric | on-camera]

Our campaign page explains who we are, what we're building and how you can register your interest. So please take a moment to check it out.

[Jasmine | on-camera]

We also know this comes at a difficult time for games.

[Eric | on-camera]

Studios we admire, and people we care about, have been hit hard.

[Jasmine | on-camera]

We can't change everything happening around us.

[Eric | on-camera]

But we can choose how we respond.

[Jasmine | on-camera]

By supporting talented teams, taking ambitious ideas seriously...

[Eric | on-camera]

…and giving this medium our biggest swing yet.

[Jasmine | on-camera]

If you believe in that work too, this campaign is your chance to take part.

[Eric | on-camera]

And now, let’s show you where we’re heading.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "IMPACT REALITY, INC.", FILED IN THIS OFFICE ON THE EIGHTH DAY OF JULY, A.D. 2024, AT 7:23 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

2777003 8100
SR# 20243084802

Authentication: 203886457
Date: 07-09-24

meeting of stockholders (and written actions in lieu of meetings). Notwithstanding any stated or statutory voting rights, Series B Non-Voting Common Stock shall be non-voting and the holders of Series B Non-Voting Common Stock shall have no voting power, and shall not have the right to participate in any meeting of stockholders or to have notice thereof, to the fullest extent permitted by applicable law.

ii. Class Vote.

a. The number of authorized shares of Common Stock (including, for the avoidance of doubt, either series thereof) may be increased or decreased (but not below the number of shares thereof then outstanding), and the par value of the shares of Common Stock may be increased or decreased, upon the affirmative vote of the holders of a majority of the then outstanding shares of Series A Voting Common Stock and Series B Non-Voting Common Stock, voting together as a single class.

b. The Corporation may create a new class of shares having rights, preferences or privileges prior to the shares of Common Stock or either series thereof, or increase the rights, preferences or privileges or the number of authorized shares of any class having rights, preferences and privileges prior to the shares of Common Stock or either series thereof, (i) upon the affirmative vote of the holders of a majority of the then outstanding shares of Series A Voting Common Stock and Series B Non-Voting Common Stock, voting together as a single class, and (ii) if either series of Common Stock would be adversely affected by the creation of any such new class of shares in a manner different than the other series of Common Stock, upon the affirmative vote of the holders of a majority of the outstanding shares of such adversely affected series of Common Stock.

c. The outstanding shares of Series A Voting Common Stock and Series B Non-Voting Common Stock may be reclassified as undesignated Common Stock, upon the affirmative vote of the holders of a majority of the then outstanding shares of Series A Voting Common Stock and Series B Non-Voting Common Stock, voting together as a single class. Upon any such reclassification, all shares of Common Stock shall have identical rights, preferences, privileges and restrictions.

iii. Residual Rights. Except with respect to voting rights and powers, the rights, preferences, privileges and restrictions of Series A Voting Common Stock and Series B Non-Voting Common Stock shall be identical, including, without limitation, rights to distributions and liquidation proceeds."

4. This Certificate of Amendment has been duly adopted by the board of directors and stockholders of the Corporation in accordance with the applicable provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, this Certificate of Amendment has been executed by the Chief Executive Officer of the Corporation this 8th day of July, 2024.

IMPACT REALITY, INC.

By /s/ Jasmine Uniza
Jasmine Uniza, Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:23 PM 07/08/2024
FILED 07:23 PM 07/08/2024
SR 20243084802 - File Number 2777003

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
IMPACT REALITY, INC.

Impact Reality, Inc. (the "Corporation"), a corporation organized and existing under the General Corporation Law of the State of Delaware, does hereby certify that:

1. The name of the corporation is Impact Reality, Inc.

2. The date of filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware was March 27, 2024.

3. The Corporation's Certificate of Incorporation is hereby amended by restating Article 4 thereof to provide as follows:

> "A. Authorized Capital Stock. The Corporation is authorized to issue one (1) class of stock designated as common stock ("Common Stock"). The total number of shares which the Corporation is authorized to issue is twenty million (20,000,000), each having a par value of $0.0001, of which (a) 17,500,000 shares shall be designated as "Series A Voting Common Stock," and (b) 2,500,000 shares shall be designated as "Series B Non-Voting Common Stock".
>
> Upon the filing and effectiveness (the "Effective Date") of this Certificate of Amendment, each share of Common Stock issued and outstanding immediately prior to the Effective Date, shall, automatically and without action on the part of the respective holders thereof, be reclassified as one share of Series A Voting Common Stock. Each stock certificate that, immediately prior to the Effective Date, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Date shall, from and after the Effective Date, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Series A Voting Common Stock after the Effective Date.
>
> B. Rights, Preferences, Privileges and Restrictions. The rights, preferences, privileges, restrictions and other matters relating to Series A Voting Common Stock and Series B Non-Voting Common Stock are as follows:
>
> > i. Voting Rights. Except as otherwise provided by this Certificate of Incorporation, or as required by applicable law, the holders of Series A Voting Common Stock shall exclusively possess all voting rights and powers, including the exclusive right to elect directors and for all other purposes, and each holder of record of shares of Series A Voting Common Stock shall be entitled to one (1) vote for each share of Series A Voting Common Stock held as of the applicable record date for each

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A LIMITED LIABILITY COMPANY TO A
CORPORATION PURSUANT TO SECTION 265 OF
THE DELAWARE GENERAL CORPORATION LAW

1.) The jurisdiction where the Limited Liability Company first formed is Delaware.

2.) The jurisdiction immediately prior to filing this Certificate is Delaware.

3.) The date the Limited Liability Company first formed is 12/15/2023.

4.) The name of the Limited Liability Company immediately prior to filing this Certificate is Impact Reality, LLC.

5.) The name of the Corporation as set forth in the Certificate of Incorporation is Impact Reality, Inc.

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Limited Liability Company have executed this Certificate on the 27th day of March, A.D. 2024.

By: DocuSigned by: Eric Masher 602C6F6AF06D4B8...

Name: Eric Masher
Print or Type

Title: Manager
Print or Type

STATE OF DELAWARE
CERTIFICATE OF INCORPORATION
of
IMPACT REALITY, INC.

ARTICLE I.

The name of this corporation is Impact Reality, Inc. (the "Corporation").

ARTICLE II.

The address of the registered office of this corporation in the State of Delaware is 1209 Orange Street Corporation Trust Center, Wilmington, DE 19801, County of New Castle, and the name of the registered agent of this corporation in the State of Delaware at such address is The Corporation Trust Company.

ARTICLE III.

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware (the "DGCL").

ARTICLE IV.

This Corporation is authorized to issue one class of shares designated "Common Stock." The total number of shares which this corporation is authorized to issue is twenty million (20,000,000) shares, consisting of twenty million (20,000,000) shares of Common Stock, each having a par value of $.0001.

ARTICLE V.

The liability of the directors for monetary damages shall be eliminated to the fullest extent under applicable law.

Any repeal or modification of the foregoing provisions of this Article V shall be prospective and shall not affect the rights under this Article V in effect at the time of the alleged occurrence of any act or omission giving rise to liability or indemnification.

ARTICLE VI.

The name and mailing address of the incorporator are as follows:

Eric Masher
4654 Poine O Woods Dr.
Wesley Chapel, FL 33543

ARTICLE VII.

No director of this Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability

(i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

Neither the amendment nor repeal of this Article VII, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article VII, shall eliminate or reduce the effect of this Article VII in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article VII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VIII.

The Corporation reserves the right to amend or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by the DGCL, and all rights herein conferred are granted subject to this reservation.

* * *

IN WITNESS WHEREOF, the undersigned has executed and acknowledged this Certificate of Incorporation this 27th day of March, 2024.

DocuSigned by:
Eric Masher
602C6F6AF06D4B8...

Eric Masher, Incorporator

Exhibit G to Form C

Test The Waters Materials

TESTING THE WATERS RESERVE NOW

INVEST IN IMPACT REALITY · GAMING

Building the Next Generation of Gaming through Flat2VR Studios & Impact Reality


IMPACT REALITY
FLAT2VR STUDIOS
IMPACT
INKED

Impact Reality is a vertically integrated gaming company with virtual reality at the center of its development, publishing, marketing, and support operations. Founded in 2022, the Company works across the full lifecycle of a game, from identifying opportunities and supporting development through quality assurance, publishing, launch, marketing, community management, and post-launch support.

Show less

RESERVE NOW

This Reg CF Test the Waters offering is made available through StartEngine Primary, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Primary, LLC.

RESERVE NOW

REASONS TO INVEST

01

Established IP with a diversified business model

Established IP with a diversified business model

Impact Reality combines development, publishing, marketing, community support, playtesting, and quality assurance within one organization, creating revenue opportunities across client services, publishing relationships, internally managed projects, and licensed adaptations. Through Flat2VR Studios, the Company is building a portfolio of recognized games including High on Life, System Shock, POSTAL 2, Roboquest, and FlatOut, while Impact Inked and Flat2VR Spark broaden the pipeline through third-party publishing and creator-led projects.

02

Supported by platforms, investors, and industry experience

Impact Reality has secured development funding from multiple major platform partners, supporting selected projects while reducing the amount of internal capital required before launch. Flat2VR Studios was selected for a16z Speedrun Cohort 003 as the cohort's only VR company, and Impact Reality is backed by Hartmann Capital. The Company's leadership also brings experience from Apple, Oculus, Vertigo Games, Unity Technologies, BMW, Honeywell, Andromeda Entertainment, and other technology, gaming, and entrepreneurial organizations.

03

A repeatable development model designed to scale

Flat2VR Studios has developed internal tools and workflows that accelerate the early stages of VR conversion and optimization, reduce repetitive technical work, and allow development teams to focus on interaction design, comfort, performance, and production quality. In selected projects, engine, rendering, and platform work completed for a VR adaptation may also support contemporary flatscreen releases, creating additional commercial opportunities from shared technical foundations. As the portfolio grows, these repeatable systems and accumulated development experience are designed to improve efficiency across future projects.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

TEAM



Jasmine Uniza
CHIEF EXECUTIVE OFFICER & DIRECTOR

Jasmine Uniza leads Impact Reality's strategy, growth, and coordination across its development, publishing, marketing, and support operations. She previously served as a Technical Program Manager supporting iPhone Operations at Apple and Meta Quest Pro at Oculus, and earlier worked as a Mechanical Design Engineer in space robotics and aircraft carrier systems.

Jasmine also founded VR with Jasmine, a media brand with more than 100,000 followers acros...

Read more



Eric Masher
CHIEF OPERATING OFFICER & DIRECTOR

Eric Masher leads operations, business development, strategic partnerships, and publishing initiatives across Impact Reality and Flat2VR Studios. He works with game developers, publishers, intellectual property holders, hardware manufacturers, and platform partners to identify opportunities and advance projects from early discussions through commercial execution....

Read more



Harry Skigis
CHIEF INFORMATION OFFICER & DIRECTOR

Harry "Skeeva" Skigis oversees Impact Reality's information technology, infrastructure, internal systems, and cybersecurity. He brings more than 20 years of experience across desktop, network, server, and cloud architecture and support.

Within the XR industry, Harry previously worked as an LBVR Specialist and Publishing Specialist for SpringboardVR and Vertigo Games. He is a co-host of the Between Realities VR Podcast, has...

Read more



Brian Elliott Tate
CHIEF TECHNOLOGY OFFICER, CHIEF CREATIVE OFFICER & DIRECTOR

Brian Elliott Tate leads the technical and creative direction of Impact Reality's development operations, including rendering, performance, optimization, internal tools, production systems, and technical experimentation. He brings a player-first approach to development, helping ensure each project is technically sound, creatively cohesive, and worthy of the games and communities that inspired it. ...

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Shannon McMeel
VP OF HR & FINANCE AND PRINCIPAL ACCOUNTING OFFICER

Shannon McMeel leads Impact Reality's accounting, financial operations, reporting, human resources, and related compliance responsibilities. She brings more than 20 years of experience across finance, accounting, and people operations.

Before joining Impact Reality, Shannon served as VP of HR & Finance at Cyborg Security, where she led financial and human resources functions through a period of growth and the company's...

Read more



Natasha Fahey
VP OF OPERATIONS

Natasha Fahey leads operational planning and execution across Impact Reality, overseeing cross-functional coordination, resource planning, process development, and financial planning and analysis. She oversees cross-functional coordination, resource planning, process development, financial planning and analysis, and the operational systems needed to manage the Company's growing portfolio....

Read more

THE PITCH

Bringing Established Games to VR Through a Repeatable Model

Impact Reality is building a scalable pipeline around games with established audiences. Through Flat2VR Studios, the Company partners with intellectual property holders to adapt recognized titles including *High on Life*, *System Shock*, *POSTAL 2*, *Roboquest*, and *FlatOut* for virtual reality. These projects are supported by internal development tools, specialized VR expertise, platform relationships, and the publishing, testing, marketing, and community capabilities available across Impact Reality's broader organization.

This model has already produced commercially released titles, secured platform funding from major platform partners , and created a growing portfolio of development and publishing opportunities. Rather than depending on a single game, Impact Reality can generate revenue through the development of officially licensed titles, publishing relationships, client services, and internally managed projects. The Company is raising through StartEngine to help accelerate its project pipeline, expand its publishing activity, strengthen the systems and teams supporting that growth, and bring more established and original games to market.


ROBO QUEST
ROBO QUEST VR
4.7
441 ratings, 289 reviews
5 80%
4 12%
3 4%
2 2%
1 2%

Impact Reality operates through four complementary business arms:

Flat2VR Studios develops officially licensed VR adaptations of established flatscreen games.

Impact Inked publishes original VR titles from third-party developers and supports them through development, launch, and post-launch operations.

PR & Marketing provides public relations, marketing, creator campaigns, social media management, community support, storefront services, and playtesting and quality assurance through Impact Labs.

Flat2VR Spark helps smaller external teams and creator-led projects turn promising VR adaptations into officially licensed releases.


IMPACT REALITY
FLAT2VR STUDIOS
IMPACT INKED
PR & MARKETING
FLAT2VR SPARK
IMPACT LABS

Together, these businesses allow Impact Reality to evaluate, develop, test, publish, market, and support games within one coordinated organization. Each arm contributes experience, market insight, platform relationships, and operational resources that strengthen the others.

Impact Reality has worked with developers, publishers, intellectual property holders, and platform partners across Meta Quest, PlayStation VR2, SteamVR, Pico, and emerging XR platforms. As the VR market continues to develop, we believe the Company is positioned to support games from early evaluation through launch and long-term growth.

Building the Next Generation of Gaming

Impact Reality is a vertically integrated virtual reality entertainment company that develops, publishes, markets, tests, and supports immersive games across the world’s leading VR platforms. Founded in 2022, the Company operates through four complementary business arms: Flat2VR Studios, which develops officially licensed VR adaptations of established flatscreen games; Impact Inked, which publishes and supports third-party VR titles; Impact Reality PR & Marketing, which provides public relations, marketing, creator campaigns, community management, storefront support, and playtesting and quality assurance through Impact Labs; and Flat2VR Spark, which works with smaller external teams and creator-led projects to turn promising VR adaptations into officially licensed releases. Together, these businesses allow Impact Reality to support games across their full commercial lifecycle while generating revenue through development, publishing, and client services and building a growing portfolio of intellectual property and publishing opportunities.

THE PROBLEM & OUR SOLUTION

Established games remain underrepresented in VR

Virtual reality hardware has reached a large and growing audience, but many of the games players already know and value remain available only on traditional screens. Bringing an established title to VR requires more than changing the camera perspective. Development teams must address rendering, performance, controls, interaction design, user interface, comfort, platform requirements, and extensive testing.

For many studios and intellectual property holders, that work can be difficult to justify as a one-off project. The technical demands are substantial, the required expertise is specialized, and building a dedicated VR team may not make financial or operational sense. As a result, VR adaptations can require substantial investment, specialized personnel, and lengthy development timelines, making them difficult for many studios and intellectual property holders to pursue efficiently.

Impact Reality has built a repeatable development and publishing framework specifically for bringing established games to VR. Each project contributes tools, workflows, technical knowledge, and production experience that can be applied to future titles, helping the Company improve efficiency, manage costs, and reduce execution risk across its pipeline.

A repeatable approach to licensed VR development

Flat2VR Studios was built to address that challenge. The Company partners with intellectual property holders to create officially licensed VR adaptations of established games, supported by a team with experience in VR development, optimization, publishing, marketing, community engagement, and platform delivery.

Internal tools and workflows help accelerate the early stages of conversion and reduce repetitive technical work. This allows the development team to devote more attention to the areas that determine whether an adaptation feels complete in VR, including motion controls, weapon and object interactions, locomotion, comfort, interface design, visual performance, and platform-specific features.

Impact Reality's broader structure supports each project beyond development. Impact Labs provides playtesting and community feedback, Impact Reality PR & Marketing supports positioning and launch, and the Company's publishing operations help manage storefronts, platform relationships, release planning, and post-launch support.

In selected cases, technical work completed while modernizing a title for VR may also support additional flatscreen releases. Where the project and licensing arrangement allow it, this shared foundation can create further commercial opportunities at a lower incremental cost than developing each version independently.



Our AI Integrated Internal Tech
AI Integrated Unreal Engine Injector Mod
AI Tools for Optimization of games
AI Integrated tools to make games playable in VR in minutes instead of months
AI Integrated Unity Injector Mode
Tools for enhancing game quality
+ More

THE MARKET & OUR TRACTION

A growing market with continued demand for recognizable content

Virtual reality gaming continues to expand across Meta Quest, PlayStation VR2, SteamVR, and emerging XR platforms. As hardware reaches more players, content remains one of the market's central challenges. Many established franchises with proven audiences still have no official VR version, creating an opportunity for experienced teams that can adapt those games effectively.

Impact Reality is positioned to pursue that opportunity through a portfolio that includes *High on Life*, *System Shock*, *POSTAL 2*, *Roboquest*, *FlatOut*, and other licensed projects. These titles enter development with existing name recognition and established player communities, giving each project a clearer audience foundation than an entirely unknown property.

The Company has already built meaningful commercial and operational traction:

- Revenue increased from approximately $2.06 million in 2024 to $2.90 million in 2025, representing approximately 40.7% growth. This growth reflects the expansion of the Company's development, publishing, game sales, porting, and PR and marketing activities.
- Impact Reality has secured more than $5 million in platform funding to support development across multiple projects.
- Its active portfolio includes more than 10 titles either released or in production across VR and flatscreen formats.
- Impact Reality PR & Marketing has supported more than 100 game launches and approximately 200 projects.
- The Company has shipped multiple commercial VR titles and established publishing, development, marketing, testing, and community operations within one organization.

The Company's growth since 2024 has been accompanied by continued investment in its development and publishing capabilities. During this period, Impact Reality expanded its portfolio, added new development and publishing relationships, and continued building the infrastructure and expertise needed to bring licensed and original titles to market. These investments have positioned the Company to pursue larger development opportunities and expand its revenue across multiple areas of the VR ecosystem.

This traction provides more than a record of past work. The Company’s service relationships, launch experience, platform partnerships, and direct contact with VR players help inform which projects it develops, publishes, and supports. That operating model allows Impact Reality to evaluate opportunities using market feedback gathered across the full lifecycle of a game.

Our Competitive Edge

	OTHERS	US
Game Development Cycle	2 - 4 years	6 months - 2.5 years
Cost of Development	$7M - $20M+	$100K - $2M
Games Developed Simultaneously	1 - 3 games	3 - 5 games
Cost of IP Licensing Fees	$250K - $2M	N/A
Marketing Spend	$1M - $5M	$50K - $250K

Figures provided represent cost estimates based on publicly available data.



Sources of Revenue
Development Flat2VR Studios VR Game
IP Licensing
Development Flat2VR Studios Flat Game remastering
Impact Inked Publishing
Development Flat2VR Spark Indie Game
Development
PR/Marketing
Porting Services
Merch

WHY INVEST

An Integrated Business Built to Grow Across VR

Impact Reality combines development, publishing, marketing, public relations, community management, playtesting, and quality assurance within one organization. This structure allows the Company to support games across their full commercial lifecycle while pursuing revenue from client services, publishing relationships, licensed development, and internally managed projects. By operating these capabilities within a single organization, the Company can continue refining repeatable processes, internal tools, and cross-functional workflows that improve operational efficiency and support greater scalability across its portfolio.

Through Flat2VR Studios, Impact Reality is building a portfolio of officially licensed VR adaptations based on established games including *High on Life*, *System Shock*, *POSTAL 2*, *Roboquest*, and *FlatOut*. Unlike entirely new intellectual property, these projects begin with games that have established gameplay, demonstrated commercial appeal, and existing player communities. This can reduce some of the market uncertainty associated with launching an unknown property and provide a clearer audience foundation for each VR adaptation. These projects are further supported by experienced development teams, platform relationships, internal tools, and a broader operating structure designed to bring each title from production through launch and post-launch support.The Company has already generated revenue, shipped commercial titles, secured platform funding, supported a substantial number of game launches, and built relationships across the VR ecosystem. As Impact Reality refines its development and publishing systems, management believes the Company will be better positioned to pursue larger and more commercially significant projects while managing the growth of its team and operational costs more efficiently. Over time, these efficiencies may allow the Company’s project opportunities and revenue potential to grow without requiring an equivalent increase in overhead.

Its leadership team brings experience from Apple, Oculus, Unity Technologies, Vertigo Games, Andromeda Entertainment, and other technology, gaming, publishing, and entrepreneurial organizations.

This offering is intended to help Impact Reality expand its project pipeline, support development and publishing activity, strengthen its internal operations, and bring more licensed and original games to market.


88%
FINALIST
BEST USE OF MIXED REALITY
BEST RHYTHM/PHYSICAL
2024
DESIGN
2024
PUSH
GAME OF THE YEAR
2024
"TROMBONE CHAMP UNFLATTENED IS PURE JOY! EASILY ONE OF THE MOST DELIGHTFUL GAMING EXPERIENCES OF 2024. FULL-ON CACKLING FUN AND THE PERFECT INTRO TO VR!"
engadget
"TROMBONE CHAMP IS PURE GENIUS. SATISFYING WHEN YOU NAIL IT, HILARIOUS WHEN YOU DONT. EVEN BUTCHERED TUNES ARE ENDLESSLY ENTERTAINING!"
PUSH
"I WENT INTO TROMBONE CHAMP VR EXPECTING VERY LITTLE, BUT THE EGG IS ON MY FACE IT BRINGS THE CHAOTIC MUSICAL ACTION TO LIFE PERFECTLY!"
DualSHOCKERS

**This testimonial may not be representative of the opinions of others and is not a guarantee of future performance or success.*

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

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impactreality.com ↗

Impact Reality is a vertically integrated gaming company with virtual reality at the center of its development, publishing, marketing, and support operations. Founded in 2022, the Company works across the full lifecycle of a game, from identifying opportunities and supporting development through

IR219 - We started in the VR community.

Now, we're inviting that community to be part of what comes next.

Our StartEngine campaign is now live to explore:
https://www.startengine.com/offering/impact-reality

Learn more about Impact Reality, Flat2VR Studios and where we're heading.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

IR222 - Learn more about our StartEngine campaign:
https://www.startengine.com/offering/impact-reality

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

IR223 - Through Flat2VR Studios, we are building a portfolio of recognized games including High on Life, System Shock, POSTAL 2, Roboquest, and FlatOut, while Impact Inked and Flat2VR Spark broaden the pipeline through third-party publishing and creator-led project.

Learn more and register your interest on StartEngine:
https://www.startengine.com/offering/impact-reality

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

IMPACT REALITY

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Building the Next Generation of Gaming through Flat2VR Studios & Impact Reality.

Impact Reality is a vertically integrated gaming company with virtual reality at the center of its development, publishing, marketing, and support operations. Founded in 2022, the Company works across the full lifecycle of a game, from identifying opportunities and supporting development through quality assurance, publishing, launch, marketing, community management, and post-launch support.

Reserve Now →

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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Impact Reality
Published by Imp Actreal · 26 August at 13:41 ·

Through Flat2VR Studios, we are building a portfolio of recognized games including High on Life VR, System Shock VR, POSTAL 2 VR, Roboquest VR, and FlatOut VR, while Impact Inked and Flat2VR Spark broaden the pipeline through third-party publishing and creator-led project.

Learn more and register your interest on StartEngine:
https://www.startengine.com/offering/impact-reality

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST. **See less**


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Impact Reality
Published by Imp Actreal · 3 days ago ·

Learn more about our StartEngine campaign: https://www.startengine.com/offering/impact-reality

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST. **See less**


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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED.
NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.
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Impact Reality
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2d • Edited •

Through Flat2VR Studios, we are building a portfolio of recognized games including High on Life VR, System Shock VR, POSTAL 2 VR, Roboquest VR, and FlatOut VR, while Impact Inked and Flat2VR Spark broaden the pipeline through third-party publishing and creator-led project.

Learn more and register your interest on StartEngine: https://lnkd.in/eVD943yQ

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


IMPACT REALITY
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Impact Reality
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Learn more about our StartEngine campaign: https://lnkd.in/eVD943yQ

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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We started in the VR community.

Now, we're inviting that community to be part of what comes next.

Our StartEngine campaign is now live to explore.

Learn more about Impact Reality, Flat2VR Studios and where we're heading: https://lnkd.in/eVD943yQ

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

#VR #GameDevelopment #StartEngine



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The Next Chapter for Impact Reality & Flat2VR Studios

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4,100 views Aug 13, 2026 #VR #ImpactReality #Flat2VRStudios

Learn more about Impact Reality, Flat2VR Studios and where we're heading. https://www.startengine.com/offering/...

We started in the VR community.

Now, we're inviting that community to be part of what comes next.

Our StartEngine campaign is now live to explore.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

#ImpactReality #Flat2VRStudios #StartEngine #VR